SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

CPG Carlyle Private Equity Fund, LLC
(Name of Issuer)

CPG Carlyle Private Equity Fund, LLC
(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York  10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $50,000,000 (a)	Amount of Filing Fee: $5,810.00 (b)
(a)  Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)  Calculated at 0.01162% of the Transaction Valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$5,810.00
Form or Registration No.	SC TO-I
Filing Party	CPG Carlyle Private Equity Fund, LLC
Date Filed	June 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 (the "Amendment") relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the "SEC") on June 22, 2015 by CPG Carlyle Private Equity Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $50,000,000 of Class A and Class I units of beneficial interest of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer").  Copies of the Offer to Purchase and Letter of Transmittal previously were filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This Amendment to the Statement is being filed solely for the purpose of providing clients of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") Financial Advisors with a separate Form of Letter of Transmittal.  All terms and conditions set forth in the Statement filed with the SEC on June 22, 2015 shall remain the same.

The Form of Letter of Transmittal for clients of Merrill Financial Advisors is attached hereto as Exhibit (a)(1)(iii)(b).

ITEM 12.                      Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Financial Advisors.**

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

________________

*	Previously filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO on June 22, 2015.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE PRIVATE EQUITY FUND, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

June 24, 2015

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Financial Advisors.**

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

________________

*	Previously filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO on June 22, 2015.

**	Filed herewith.